

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Blake Sartini
Chairman of the Board and Chief Executive Officer
Golden Entertainment, Inc.
6595 S Jones Boulevard
Las Vegas, NV 89118

      **Re: Golden Entertainment, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2020**
          **Filed March 12, 2021**
          **File No. 000-24993**

Dear Mr. Sartini:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services